June 2, 2025

Taryn Miller
Chief Financial Officer
Wolverine World Wide, Inc.
9341 Courtland Drive N.E.
Rockford, Michigan 49351

       Re: Wolverine World Wide, Inc.
           Form 10-K for the Fiscal Year Ended December 28, 2024
           Response Dated May 22, 2025
           File No. 001-06024
Dear Taryn Miller:

       We have reviewed your May 22, 2025 response to our comment letter and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our April 3,
2025 letter.

Response Letter Dated May 22, 2025
Company Response to Staff Comment 2, page 2

1. We note your response to prior comment 2 that reorganization costs include several types of costs including severance costs from the reductions in force; costs associated with office and distribution center closure, transition and relocation costs; and external consultant and legal fees for services related to the Transformation. Please provide us with quantification of the amounts related to each type of cost incurred. Additionally, we note your disclosure that the office and facility closures and relocations were a
          material non-recurring event.    Please tell us if any of the costs
included as a
          reorganization cost    would be considered costs related to an exit
or disposal cost
       obligations under the guidance in ASC 420. If so, please quantify these amounts, and tell us why the notes to the financial statements in the Form 10-K do not include the disclosures required under ASC 420-10-50-1.
 June 2, 2025
Page 2

       Please contact Stephany Yang at 202-551-3167 or Kevin Woody at 202-551-3629 if
you have questions regarding comments on the financial statements and related matters.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing